United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 8.5% Series B Cumulative Participating Convertible
Preferred $.01 Par Value
(Title of Class of Securities)

741570-30-3
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525 (216)595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

10/10/2000
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)











	 1	Name of Reporting Person	HOWARD AMSTER

       2	If a member group			a)	 / /
							b)	/X/

       3    SEC Use only

       4	Source of Funds						PF


       5	Check if Disclosure of Legal Proceedings is Required


       6          Citizenship						USA


       Number of Shares		7	Sole Voting			895,025
       Beneficially
	 Owned By Each		8	Shared Voting	   	  2,750
       Reporting Person
	 With				9	Sole Dispositive		895,025

					10 	Shared Dispositive    	  2,750

      11	   Aggregate Amount Beneficially owned	   	971,445

	12       Check if Aggregate Amount (11) Excludes Certain Shares

	13       Percent of Class Represented by amount in row (11)	12.4 %

	14       Type of Reporting Person					IN


























1	Name of Reporting Person	AMSTER LTD PARTNERSHIP

2	If a member group		a)	 / /
					b)	/X/

3	SEC use only

4	Source of Funds						OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		2,750
Person With
				9	Sole Dispositive

				10	Shared Dispositive	2,750

11	Agrregate Amount Beneficially owned			2,750

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .0351 %

14	Type of Reporting Person					PN






























1	Name of Reporting Person		TAMRA F. GOULD

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						PF

5	Check if Disclosure of Legal Proceedings

6	Citizenship							USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting 		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .2524%

14	Type of Reporting Person					IN





























1	Name of Reporting Person		GOULD TRADING COMPANY

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						WC

5	Check if Disclosure of Legal Proceedings

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.2524%

14	Type of Reporting Person					CO




























1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member group			a)     / /
						b)	/X/

3	SEC use only

4	Source of Funds			WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		170
Person With
				9	Sole Dispositive

				10	Shared Dispositive	170

11	Aggregate Amount Beneficially owned			170

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.0022 %

14	Type of Reporting Person					CO





























1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)       / /
							b)	  /X/

3     SEC Use only

4	Source of Funds							WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization			USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting			71,500
Person With
				9	Sole Dispositive

				10	Shared Dispositive		71,500

11	Aggregate Amount Beneficially owned				71,500

12    Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 	.9134 %

14	Type of Reporting Person					BD






























CUSIP 741570-3-3	Prime Retail 8.5% Series B Cumulative
			Participating Preferred $.01 Par Value


There are no changes to the Schedule 13D, Amendment No. 1,
Amendment No. 2, except as set forth in this 3rd Amendment.

Item 3.  	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased additional shares with personal funds without borrowing. The total consideration for the purchase is $ 307,766.20.

Item 4.	Purpose of Transaction

Howard Amster, Amster Limited Partnership, Gould Trading Company,
Pleasant Lake Apts Corp and Ramat Securities Ltd acquired shares for purposes of investment. They may be deemed to be a group.

Howard Amster, Amster Limited Partnership, Gould Trading Company,
Pleasant Lake Apts Corp and Ramat Securities Ltd. might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.


Item 5.  	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 989,205 shares or 12.6365 % of the outstanding shares.

Howard Amster in his personal and individual retirement accounts owns 895,025 shares or 11.4334 % of the outstanding shares.

Amster Limited Partnership owns 2,750 shares or .0351% of the outstanding shares.

Gould Trading Company owns 19,760 shares or .2524 % of the outstanding shares.

Pleasant Lakes Apts Corp owns 170 shares or .0022 % of the outstanding shares.

Ramat Securities Ltd owns 71,500 shares or
 .9134 % of the outstanding shares.











c) Trades executed on the NYSE as open market transaction.

Identity		Date		Shares Bought	Price	  Executing Broker
Howard Amster &	10/10/00	   98,000 		2.5625  Bear Stearns
his Individual	10/11/00	    6,000		2.5417  Ramat Securities Ltd
Retirement		10/13/00	   15,000		2.5625  Bear Stearns
Accounts



Signature.	After reasonable inquiry and to the best of our knowledge
and belief, we certify that the information set forth in this statement is true, complete and correct.




Date: 10/13/00	Howard Amster


			Amster Limited Partnership


			Tamra F. Gould


			Gould Trading Company


			Pleasant Lake Apts Corp


			Ramat Securities Ltd.